Exhibit 3.9

State of Delaware Secretary of State Division of Corporations Delivered 10:54 AM 06/23/2008 FILED 10:43 AM 06/23/2008 SRV 080717103 - 4547682 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1.    Name of Limited Liability Company: Carrols LLC

2.	The Certificate of Formation of the limited liability company is hereby amended as follows:

To add a Section 3 thereto as follows:

3. The single purpose for which the limited liability company is formed is solely for the purpose of operating Burger King Restaurants and to do any and all things necessary, convenient or incidental to the achievement of the foregoing single purpose under the Delaware Limited Liability Company Act.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 20th day of June, A.D. 2008.

By: /s/ William E. Myers
Authorized Person(s)

Name: William E. Myers
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